As filed with the Securities and Exchange Commission on August 13, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

(Name of Subject Company (issuer) and Filing Person (Offeror))

Unclassified Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Executive Vice President, Secretary and General Counsel

Dividend Capital Diversified Property Fund Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Robert H. Bergdolt, Esq.

Christopher R. Stambaugh

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

CALCULATION OF FILING FEE

Transaction valuation:	Amount of filing fee*:
$125,790,705 (a)	$14,617 (b)

(a)	Calculated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated based on the preliminary results of the tender offer and an assumed 17,350,442 shares of unclassified common stock, par value $0.01, being accepted for purchase at a purchase price of $7.25 per share. The final results were that 17,151,636 shares were accepted for purchase at a purchase price of $7.25 per share.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.20 per million of the aggregate amount of cash offered by the Company.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,617	Filing Party: Dividend Capital Diversified Property Fund Inc.
Form or Registration No.: 005-85609	Date Filed: July 7, 2015 and August 7, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2015 and amended by Amendment No. 1 on July 20, 2015 and Amendment No. 2 on August 7, 2015 (collectively with Amendment Nos. 1, 2 and 3, the “Schedule TO”) by Dividend Capital Diversified Property Fund Inc., a Maryland corporation (the “Company”), relating to the Company’s offer to purchase for cash up to $115 million of shares of the Company’s unclassified common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $23 million) without amending or extending the offer in accordance with rules promulgated by the SEC, at a price specified by the tendering stockholders of not greater than $7.36 per Share, which equals the net asset value per Share determined in accordance with the Company’s valuation procedures as of July 6, 2015, or less than $6.65 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2015 and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO, is incorporated into this Amendment No. 3 by reference in response to all the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On August 13, 2015, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m. Central Time, on August 5, 2015. A copy of such press release is filed as Exhibit (a)(xii) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits to the exhibit list:

(a)(xii) Press Release issued August 13, 2015 (previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 13, 2015 and incorporated herein by reference)

(a)(xiii) Disclosure from (i) Note 11 to the Company’s financial statements under the heading “Self-Tender Offer” and (ii) Part II, Item 5 under the heading “Self-Tender Offer” in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, incorporated by reference to the the Company’s Quarterly Report on Form 10-Q, filed August 13, 2015

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

Date: August 13, 2015	Dividend Capital Diversified Property Fund Inc.

	By:	/s/ M. Kirk Scott
M. Kirk Scott

Chief Financial Officer and Treasurer

EXHIBIT INDEX

(a)(i)*	Offer to Purchase, dated July 7, 2015

(a)(ii)*	Form of Letter of Transmittal (including Instructions to Letter of Transmittal)

(a)(iii)*	Text of Letter to Stockholders, dated July 7, 2015

(a)(iv)*	Text of E-mail to Financial Advisors

(a)(v)*	Text of E-mail to Home Offices

(a)(vi)*	Announcement from DST Systems, Inc. to Custodians

(a)(vii)*	Press Release issued July 7, 2015

(a)(viii)*	Supplement No. 4 to the prospectus for the Company’s ongoing offering of Class A, Class W and Class I shares of common stock

(a)(ix)*	Tender Offer Frequently Asked Questions

(a)(x)*	Notice to Certain Stockholders Owning Custodian-Held Shares, dated July 17, 2015

(a)(xi)*	Press Release issued August 7, 2015

(a)(xii)**	Press Release issued August 13, 2015 (previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 13, 2015 and incorporated herein by reference)

(a)(xiii)**	Disclosure from (i) Note 11 to the Company’s financial statements under the heading “Self-Tender Offer” and (ii) Part II, Item 5 under the heading “Self-Tender Offer” in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, incorporated by reference to the the Company’s Quarterly Report on Form 10-Q, filed August 13, 2015

(b)(i)	Amended and Restated Credit and Term Loan Agreement, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed January 13, 2015

(b)(ii)	Credit Agreement, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed March 2, 2015

(d)(i)	Form of Subscription Agreement for Class A and Class W Shares, incorporated by reference to Appendix A of the Prospectus included in Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 13 to the Company’s Registration Statement on Form S-11 (File No. 333-175989), filed March 12, 2015

(d)(ii)	Form of Subscription Agreement for Class I Shares, incorporated by reference to Appendix A of the Prospectus included in Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 13 to the Company’s Registration Statement on Form S-11 (File No. 333-175989), filed March 12, 2015

(d)(iii)	Fourth Amended and Restated Distribution Reinvestment Plan, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed July 12, 2012

(d)(iv)	Class E Share Redemption Program, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed July 12, 2012

(d)(v)	Second Amended and Restated Class A, W and I Share Redemption Program, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed December 17, 2014

(d)(vi)	Second Amended and Restated Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed June 24, 2015

(d)(vii)	Amended and Restated Secondary Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed June 24, 2015

(d)(viii)	Form of Director Option Agreement, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed April 7, 2006

(d)(ix)	Form of Independent Director Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K, filed March 10, 2014

(d)(x)	Restricted Stock Unit Agreement between the Company and Dividend Capital Total Advisors LLC, dated April 7, 2014, incorporated by reference to Exhibit 10.14 to Post-Effective Amendment No. 8 to the Company’s Registration Statement on Form S-11 (File No. 333-175989), filed April 11, 2014

(d)(xi)	Restricted Stock Unit Agreement between the Company and Dividend Capital Total Advisors LLC, dated February 25, 2015 (relating to 135,359 restricted stock units), incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K, filed March 3, 2015

(d)(xii)	Restricted Stock Unit Agreement between the Company and Dividend Capital Total Advisors LLC, dated February 25, 2015 (relating to 88,788 restricted stock units), incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K, filed March 3, 2015

(d)(xiii)*	Form of Restricted Stock Unit Notice with Form of Restricted Stock Unit Agreement between Dividend Capital Total Advisors LLC and its Employee

(d)(xiv)*	Form of Restricted Stock Award Agreement

(g)	None.

(h)	None.

*	Previously filed.
**	Filed herewith.

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